Exhibit 99.1

FOR IMMEDIATE RELEASE

Canaan Inc. to Produce A15Pro Miners for Cipher Mining

Order is to be fulfilled by U.S. and Malaysian facilities

Expected to bolster hashrate at Cipher’s Black Pearl facility

SINGAPORE, July 17, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced that its U.S. subsidiary has entered into a purchase agreement with Cipher Mining Inc. (NASDAQ: CIFR) (“Cipher”) to supply approximately 6,840 Avalon A15Pro miners to Cipher’s Black Pearl facility in the third quarter of 2025. The units will be fulfilled by Canaan’s U.S. and Malaysian facilities.

This agreement marks Canaan’s first major initiative to offer large-scale domestic manufacturing support for U.S.-based bitcoin mining customers, underscoring growing demand amid bitcoin’s renewed momentum and the unlocking of additional power sources. The Company’s regionally adaptive logistics and customer fulfillment strategies continue to play a critical role in its global growth.

“As the price of bitcoin reaches new all-time highs, we’re seeing a notable uptick in demand from our global customers,” said Nangeng Zhang, chairman and chief executive officer of Canaan. “As customers adapt to tariff pressures, buyers are reassessing their supply chain strategies. Rapid deployment, return on investment, and reliability have once again become key priorities. Backed by manufacturing advantages, we have built a strong reputation, an expanding market presence, and solid delivery capabilities on both sides of the Pacific.

“Our growing partnership with Cipher highlights their trust in Canaan’s ability to deliver high-performance, reliable bitcoin mining solutions at scale. This purchase marks their fourth order, demonstrating a strong vote of confidence in our technology and team. We’re proud to support Cipher's leadership and innovation in the mining space and are grateful for their continued partnership.”

Cipher secured the Avalon A15Pro miners through the exercise of an option announced in June 2024. Each unit delivers an average hash rate of 221 terahashes per second (TH/s) with a power efficiency of approximately 16.6 joules per terahash (J/TH). The miners are expected to be deployed at Cipher’s Black Pearl facility, contributing to a meaningful and rapid increase in the site’s overall operational hashrate.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin’s history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hashrate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company’s future business development; the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies; fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com